UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Taste Of Nature, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
June 22, 1992

Physical address of issuer
2828 Donald Douglas Loop N, Suite A Santa Monica, CA 90405

Website of issuer
www.tasteofnatureinc.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Current number of employees
34

Summary financial information is provided below for the most recent fiscal year ended December 31, 2022 and prior fiscal year ended December 31, 2021.

	Most recent fiscal year-end December 31, 2022	Prior fiscal year-end December 31, 2021
Total Assets	$7,927,816	$8,211,126
Cash & Cash Equivalents	$1,056,290	$237,371
Accounts Receivable	$1,834,769	$2,591,693
Short-term Debt	$2,588,535	$3,280,522
Long-term Debt	$2,270,298	$3,531,983
Revenues/Sales	$31,790,371	$28,378,261
Cost of Goods Sold	$19,984,739	$19,515,182
Taxes Paid	$12,172	$2,636
Net Income/Loss	$3,207,194	$2,468,891


October 10, 2023

FORM C-AR: Annual Report

TASTE OF NATURE, INC.



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2022**


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Taste Of Nature, Inc., a California corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Common Stocks offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at www.tasteofnatureinc.com.

During fiscal year 2022, the Company raised $2,656,317.00 (before offering expenses) from investors through the sale of its Common Stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated November 3, 2022, and this Form C-AR (this "Offering"). And during the period from January 1, 2023, through the date of this annual report, we sold an additional $329,329 (before offering expenses) of our common stock under the same offering. As of the date of this annual report, the Company raised a total of $2,985,646 (before offering expenses) from this Offering.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.tasteofnatureinc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is October 10, 2023.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Taste Of Nature, Inc., referred to herein as the "Company," as well as references to "we," "us," or "our", is a California corporation that was incorporated on June 22, 1992.

The Company is located at 2828 Donald Douglas Loop N, Suite A, Santa Monica, CA 90405.

The Company's website is www.tasteofnatureinc.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

We are a California corporation that was incorporated on June 22, 1992, as a confectionary company and are an industry leader, or a top-five brand, in niche candy categories namely edible cookie dough, cotton candy, and chocolate-covered gummy bears. We are a full line confectionery manufacturer with a broad portfolio of candies and snacks that can be offered to a diverse customer base.

Business Plan

Although our company has a 30-year track record of stable growth, we expect to generate revenue by having a solid lineup of existing product formats, management's newly announced licensing deal with Mars-Wrigley further driving higher-margin growth and launching multiple new seasonal products, including Halloween, Christmas, Valentine's Day, and Easter. We will increase seasonal penetration with line extensions, product innovations and licensing and have over 10 new seasonal item launches planned over the next 2 years. Our plan is to expand our sales and marketing efforts and reach wider markets.

Our Products and/ or Services

Overview

Taste of Nature Inc. (the "Company") is a corporation that was incorporated in the State of California on June 22, 1992. The Company believes that it is recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®) and snacks. The Company also makes pre-packaged Cotton Candy with its Swirlz® Cotton Candy Brand as well as Hawaiian Punch®, Dr Pepper®, STARBURST® and SKITTLES® Cotton Candies. The Company is an innovator of chocolate-covered gummi bears (Muddy Bears®) and manufactures edible cookie dough known as Doughlish®. Moreover, the Company bakes and sells Mrs. Fields® Shelf-Stable Cookies and markets other candies such as Shari® Candies, Sqwigglies® and "giant gummies" such as Ginormous® Gummi Bears and Snake Bitez™ Gummi Snakes. The Company primarily sells its products to a wide variety of retailers including grocery stores, drug chains, convenience stores, mass market retailers, specialty market retailers, online sellers, vending, movie theatres and concession stands.

Cookie Dough Bites Chocolate Chip is a $4.5 million Theatre Box Brand. The 4oz size Ranks #10. If combined, the 3.1oz & 4oz Rank is #9. YOY growth on the 3.1oz size is 141% (source: IRI Geography: Total US - Multi Outlet + Conv Time: Latest 52 Weeks Ending 08-08-21).

Target Market

In 1947, the US "Food & Kindred Products" industry added $9,024,912 to the economy – $119,904,252 in 2022 and employed 1,441,847 people. Today, the sector (now called consumer staples) contributes $2 trillion to US GDP, supports 20.4 million jobs, and feeds billions around the world. But after decades of outperformance, the consumer staples industry has struggled to grow since 2009. From 2000 through 2009, consumer staples grew economic profit 10.4% per year, and outperformed the S&P 500 by 55.94%.



Sep 23 2022, 5:40AM EDT. Powered by YCHARTS

From 2010 to 2019 economic profit dropped to 3.2% per year, and in the stock market, it underperformed the S&P by 81.04%, a trend that has only worsened.



Sep 23 2022, 5:42AM EDT. Powered by YCHARTS

In June 2022, the Department of Agriculture (USDA) reported that the food-at-home Consumer Price Index (CPI) reached 13.1%, up from only 1.4% in June 2021. Although the USDA predicts the food-at-home CPI will grow more slowly in 2023, the agency expects this year's total increase will range from 10 - 11% above 2021. As a result, many consumers have made changes to their grocery choices. While overall spending remains somewhat elevated today, optimism is certainly at an all-time low, especially as high-income households are trading down to club stores and dollar stores to save.

In 2021, the U.S. confectionery sector, more commonly known as "Candy" generated $36.9B in retail sales and is projected to grow to $44.49B by 2026.


$36.9B
U.S. confectionery sales in 2021
$44.9B
projected category sales by 2026
Source: Euromonitor Projections as of February 2022 (rounded)
$
98.4%
household penetration
NO CHANGE
34.6
annual trips
+4.0%
Average spend of
$6.32/trip
+5.7%
Source: IRI, All Outlets, 52 weeks ending 12/26/2021
CHOCOLATE
58% of CMG $ Sales
+9.2% $ Growth
$21.1B
$25.5B projected by 2026
NON-CHOCOLATE
31% of CMG $ Sales
+14.5% $ Growth
$12.7B
$15.2B projected by 2026
GUM + MINTS
11% of CMG $ Sales
+3.8% $ Growth
$3.1B
$4.2B projected by 2026
Source: IRI, MULO+C, 52 weeks ending 12/26/2021;
Source: Euromonitor Projections as of February 2022 (rounded)
Note: Figures in blue represent IRI-measured channels. Figures in pink represent Euromonitor data for the total confectionery category, including non-IRI tracked channels (i.e., specialty stores).

We have a unique opportunity in the recession-resistant $37bn U.S. confectionery industry. We believe the $37bn U.S. confectionery sector may provide investors with a unique opportunity: downside protection, income, and upside potential. To wit, our company has a 30-year track record of stable growth; although 2020 represented a dip in performance, revenue rebounded in 2021 and we are forecasting over $30m in revenue for FY 2022.

In $MM	2022	2023	2024	2025	2026
Existing Organic Growth	$ 29,500	$ 35,500	$ 39,500	$ 43,820	$ 48,613
Licensing Opportunities	$ 1,000	$ 9,000	$ 18,500	$ 20,523	$ 22,768
Totals	**$ 30,500**	**$ 44,500**	**$ 58,000**	**$ 64,344**	**$ 71,381**

However, we believe that we have an opportunity to dramatically accelerate our growth from ~$30m in annual revenue to $70m+ by 2026. The company recently signed a multi-faceted licensing deal with Mars-Wrigley. The deal includes rights to launch Skittles and Starburst – Mars' two largest non-chocolate brands – flavored cotton candy and rights to launch M&Ms, Twix and Snickers flavored cookie dough snacks and desserts.

For large manufacturers like Mars-Wrigley, "success" looks like a $100m/year product line. While there is no guarantee Taste of Nature can launch a $100m/year product, this licensing agreement may potentially provide the company with an opportunity to do so. Other avenues for growth include possible mergers & acquisitions to expand the product portfolio, as well as additional licensing arrangements and of course continued organic growth.

Thankfully, compared to other consumer staples, candy is already relatively inexpensive to make, which is an advantage candy companies would be able to exploit. It's not just the younger generation who enjoys candy. Baby Boomers and Seniors are also looking for sweet indulgences.

Seasonality

Seasonality directly affects our business and increases sales during holiday seasons. The National Confectioners Association reports that about 80% to 90% of Americans celebrate the "Big Four" seasonal holidays by either giving some sort of candy or at least sharing it. Seasonal sales of chocolate alone accounted for about $3.3 billion in sales last year - up 13.5% from 2020. In 2021, total U.S. seasonal candy sales topped $4.6 billion - Valentine's Day, Easter, Halloween, and the traditional winter holidays.

Confectionery sales in the United States in 2021, by category

(in million U.S. dollars)



Category	Sales in million U.S. dollars
Chocolate bag/box/bar > 3.5 oz.	6,500
Chocolate bag/box/bar < 3.5 oz.	5,000
Non-chocolate chewy	4,600
Seasonal chocolate	3,300
Sugarless gum	2,200
Seasonal non-chocolate	1,300
Chocolate snack size	1,200
Novelty non-chocolate	1,100
Breath fresheners	601
Hard sugar and rolls	597
Regular gum	372
Licorice	513
Plain mints	349
Specialty nut/coconut	354
Chocolate gift box	342
Sugar-free chocolate	257
Sugar-free non-chocolate	97
Caramel/taffy	119
Novelty chocolate	7

All seasonal categories – chocolate and non-chocolate – saw notable growth over 2020, save for Valentine's non-chocolate. Yet, for Halloween chocolate candy alone, sales were up 49.9% over 2020's season.



Overall, the Big Four candy seasons, Americans spend the most on chocolate for the winter holidays: an average just over $19 per buyer. Halloween also proved to be the largest average non-chocolate candy expense last year at $11.50.

The industry has also recently seen breakout products that have generated over $100 million in annual sales. Products like: Nerds Gummy Clusters: $200 million in annual sales (accounting for 50% of the Nerd brands revenue); Kinderjoy: Generated $164 million in sales after its 2017 launch; Topps Push Pop: sales were up 18.7 percent to $48.06 million in 2020 (and are a contender for a $100m brand with the next 5 years at the current growth rate).

We believe that seasonal products offer a tremendous opportunity. The company has multiple new product launches scheduled for all seasons/holidays, including Halloween, Christmas, Valentine's Day, and Easter. Seasonal confections account for over 30% of all confections sold, but less than 5% for our company, making our company "under-indexed" in seasonal items. We will increase seasonal penetration with line extensions, product innovations and licensing and have over 10 new seasonal item launches planned over the next 2 years.

Intellectual Property

Trademarks

We have trademarked the names of several of our products including, "BUNNYTAIL LANE", "CINNAMON BUN BITES", "COOKIE DOUGH BITES", "COOKIES N CREAM BITES", "CUPCAKE BITES", "DOUGHLISH", "GINORMOUS", "MUDDY BEARS", "SANTA'S VILLAGE", "SCARYLICIOUS", "SHARI", "S'MORESELS", "SNAKE BITEZ", "SQWIGGLIES", "SWIRLZ COTTON CANDY" and "THE SWEETEST NAME IN CANDY".

Trade Secrets

Our biggest trade secrets are the recipes and processes for our proprietary products (Cookie Dough, Cotton Candy and others).

Domains

We also own and utilize the following domain names https://tasteofnatureinc.com, https://cookiedoughbites.com, http://sharicandies.com, and https://candyasap.com.

Competition

We operate in the highly competitive retail confectionary market. Today, the entire industry is dominated by five major international companies. Combined, they control ~79% of the industry and have collectively outperformed the consumer staples industry for the last five years.

- Mondelez (Nasdaq: MDLZ)
- Mars-Wrigley (Privately held)
- Hershey's (NYSE: HSY)
- Ferraro/Ferrara/Nestle brands (Privately held)
- Lindt/Ghirardelli/R. Stover (OTC: LDSVF)



And candy has outperformed the broader S&P 500 (excluding Consumer Staples):



We believe that competitors in the sector are currently valued at ~2.5-3.5x forward-looking revenues. We would like to be valued at ~$250m in market capitalization at the time of a public offering if we decide to go public in the future. This means Taste of Nature would be looking to reach the $70m-$100m revenue threshold before considering an IPO.

Governmental/Regulatory Approval and Compliance

Our business is highly regulated by the FDA. Any regulatory approvals that we receive for our products will require surveillance to monitor the safety and efficacy of the product. In addition, if the FDA or a comparable foreign regulatory authority approves our products, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, as well as annual safe quality food, or SQF, audits.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business. As of the date of this offering statement, we are involved in the legal proceedings described below.

On June 22, 2022, the Company filed a complaint in the United States District Court for the Northern District of Illinois Eastern Division, case number 1:2022cv03261, against Mrs. Fields Famous Brands, LLC. The Company sued for declaratory judgment and breach of contract in response to Mrs. Fields Famous Brands LLC's wrongful termination of a 2017 License Agreement that the 2 parties are currently operating under. The Company is alleging that Mrs. Fields Famous Brands LLC materially breached the License Agreement by improperly repudiating and attempting to terminate the License Agreement and violating its implied covenant of good faith and fair dealing. Furthermore, the Company is seeking a preliminary and permanent injunction enjoining Mrs. Fields Famous Brands, LLC and all those in active concert or participation with Mrs. Fields Famous Brands, LLC from taking any action to interfere with all the Company's rights entitled to it under the License Agreement. Furthermore, the Company is seeking compensatory damages as well as an award to the Company of its attorney fees, costs, and other expenses of litigation, under this Court's inherent authority as permitted by law, and as provided in the License Agreement.

Other

Our principal address is 2828 Donald Douglas Loop N, Suite A, Santa Monica, CA 90405. We conduct business in California and sell our products nationwide and in overseas markets.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

Scott Samet, Director   **Dates of Board Service: June 1992 - Present**

Mr. Samet has 30 years of experience selling, distributing, merchandising, and marketing confectionery and pet products to a wide array of retail outlets in North America and internationally as well. He manages a nationwide sales force and has been successful in penetrating all classes of trade. He co-founded the company in 1992 with an initial capitalization of a mere $15,000.   Prior to 1992, Mr. Samet was a Financial Analyst with Bankers Trust in the mergers & acquisitions group. In 2012 Mr. Samet helped develop Cookie Dough Bites® Factory – a mobile gaming app which became the #1 Game for kids on the iPad and iPhone within 2 weeks of launch and has garnered over 2.5 million worldwide downloads within the first 5 months of launch.

Scott Samet's Business Experience for the Last Three Years

Employer: Taste of Nature, Inc.
Employer's Principal Business: Confectionery / Novelty Candies.
Title: Chief Executive Officer and President.
Dates of Service: June 1992 – present
Responsibilities: Lead and manage sales, business development and strategic planning.

Education: Wharton School of the University of Pennsylvania: Bachelor of Science in Economics.

Douglas Chu, Director   **Dates of Board Service: June 1992 - Present**

Mr. Chu has 30 years of experience manufacturing, distributing, merchandising, and marketing confectionery products to a wide array of retail outlets in North America and internationally as well. He also oversees all aspects of supply chain management, finance, and production for the company. He co-founded the company in 1992 with an initial capitalization of a mere $15,000. Prior to 1992, Mr. Chu was a Financial Analyst with Bankers Trust in the media & entertainment group.

Douglas Chu's Business Experience for the Last Three Years

Employer: Taste of Nature, Inc.
Employer's Principal Business: Confectionery / Novelty Candies.
Title: Vice President and Secretary.
Dates of Service: June 1992 – present
Responsibilities: Lead and manage operations and finance.

Education: Wharton School of the University of Pennsylvania: Bachelor of Science in Economics.

Officers of the Company

Scott Samet, CEO and President
See "Directors of the Company" section above.

Douglas Chu, Vice President and Secretary
See "Directors of the Company" section above.

Employees

As of the date of this Form C-AR, the Company currently has 34 employees.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO STRATEGY AND OPERATIONS

- Our business and financial results could be negatively impacted by COVID-19, other pandemics or epidemics or other natural disasters or acts of God. The severity, magnitude and duration of the current COVID-19 pandemic remain uncertain and hard to predict. Since 2020, COVID-19 has significantly impacted economic activity and markets around the world, and it could negatively impact our business in numerous ways.

- Our financial results may be adversely impacted by the failure to successfully execute or integrate acquisitions, divestitures, and joint ventures that we may accomplish in the future. From time to time in the future, we may evaluate potential acquisitions, divestitures or joint ventures that align with our strategic objectives. If the acquisitions, divestitures, or joint ventures are not successfully implemented or completed, there could be a negative impact on our financial condition, results of operations and cash flows.

RISKS RELATED TO MANUFACTURING, SUPPLY, AND OUR RELATIONSHIPS WITH THIRD PARTIES

- We expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.

- We may rely on third parties in part to conduct, supervise and monitor our manufacturing, distribution, sales and some aspects of our growth and marketing strategies, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or otherwise perform in a satisfactory manner, we may not be able to obtain regulatory approval or commercialize products, or such approval or commercialization may be delayed, and our business may be substantially harmed.

- If we are unable to obtain sufficient quantities of raw materials and supplies, at acceptable prices and on a timely basis, it could harm our business.

- We will rely on third parties at least in part to manufacture our product supplies, and we may rely on third parties to produce and process our products.

- Manufacturing our products is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our products for commercial purposes could be delayed or stopped.

- We, or our third-party manufacturers, may be unable to successfully scale-up the manufacturing process for our new line products to provide sufficient quality and quantity, which would delay or prevent us from supplying finished products.

- If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research, development and commercialization plans.

- Our employees, temporary staff, consultants or vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our reputation and our financial condition and operations.

RISKS RELATED TO SALES, MARKETING, AND COMPETITION

- We operate in a highly competitive industry, and we face risks related to the execution of our strategy and our timely response to channel shifts and pricing and other competitive pressures. We face competition from our major competitors such as Mars, Hershey's, Tootsie Roll, Ferrero/Ferrara, Mondelez that dominate the market and shelves in stores.

- The food and snacking industry are highly competitive. Our principal competitors include food, snack and beverage companies that operate in multiple geographic areas and numerous local and regional companies. Failure to effectively respond to challenges from our competitors could adversely affect our business.

- When it comes to candy, the shelves are dominated by the big brands. Supermarket chains and food manufacturers make backroom deals to decide which products get placed in high-traffic areas. Supermarkets assign which of the major manufacturers, in any given food category, will serve as "category captains." They create documents known as "planograms" that dictate where they and their competitors' products go on shelves. It is difficult for us to compete with these big brands.

- Even if a small brand manages to get around those obstacles, there's still a very expensive "pay to play" in place: slotting fees, pay-to-stay fees, and display placements can range from the hundreds of thousands to millions of dollars per year. But even if distribution channels are secured, sales still must be driven to continue paying the cost of shelf space. These obstacles place a considerable financial burden on our operations.

- We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

- In addition, our success in maintaining and enhancing our brand image depends on our ability to anticipate change and adapt to a rapidly changing marketing and media environment, including our increasing reliance on established and emerging social media and online platforms, digital and mobile dissemination of marketing and advertising campaigns, targeted marketing and the increasing accessibility and speed of dissemination of information.

- Third parties might also improperly use our brands as part of phishing or other scams, which could negatively affect our brand image. Failure to successfully maintain and enhance our reputation and brand health could materially and adversely affect our company and product brands as well as our product sales, financial condition, results of operations, cash flow and stock price.

- We must correctly predict, identify, interpret, and meet changes in consumer preferences and demand and offer new and improved products that meet those changes. Consumer preferences for food and snacking products change continually. Our success depends on our ability to predict, identify, interpret, and meet the tastes, dietary habits, packaging, sales channel, and other preferences of consumers around the world and to offer products that appeal to these preferences in the places and ways consumers want to shop. There may be further shifts in the relative size of shopping channels in addition to the increasing role of digital commerce for consumers. Our success relies upon managing this complexity to promote and bring our products to consumers effectively. Moreover, weak economic conditions, inflation, equity market volatility or other factors, such as global or local pandemics and severe or unusual weather events, affect consumer preferences and demand.

RISKS RELATED TO INGREDIENTS AND PACKAGING

- Ingredient shortages often cause companies to make substitutions, or otherwise create new formulations. However, in many recipes, whether at home or in industry, finding substitute ingredients can be risky and thus affect our products consistency.

- Switching up formulas requires much more than new packaging, flavors and textures and are often challenged enough that leads customers to stop buying.

- High fuel prices serve only to further quash margins for most manufacturers, adding even more pressure. Last but not least, even if manufacturers can secure all the necessary ingredients and source reasonably affordable shipping channels, labor costs further reduce margins.

- Packaging issues can cost a lot of money to companies. Consumers normally rate satisfaction gaps in packaging in a manner of convenience to easily open and close or reseal, freshness and protection. Getting these wrong can lead consumers from deviating from other products/brands who might achieve those goals better. Errors in packaging can also be costly to our company and result in unanticipated costs and expenses or lawsuits from third parties.

- There is an increased use of materials with a higher recyclability profile across snack categories to achieve sustainable packaging. The delivery of a quality experience at home beyond the pure consumption of the product is set to influence future snack packaging.

- Our Company's reputation or brand image might be impacted because of issues or concerns relating to the quality and safety of our products, ingredients or packaging, human and workplace rights, and other environmental, social or governance matters, which in turn could result in litigation or otherwise negatively impact our operating results. To sell our iconic, branded products, we need to maintain a good reputation with our customers, consumers, suppliers, vendors, and employees, among others. Issues related to the quality and safety of our products, ingredients or packaging could jeopardize our Company's image and reputation.

- Negative perceptions concerning the health, environmental and social implications of certain food products, ingredients, packaging materials, and sourcing or production methods could influence consumer preferences and acceptance of some of our products and marketing programs. For example, consumers have increasingly focused on well-being, including reducing sodium, and added sugar consumption, as well as the source and authenticity of ingredients in the foods they consume. In addition, consumer preferences differ by region, and we must monitor and adjust our use of ingredients and other activities to respond to these regional preferences. We might be unsuccessful in our efforts to effectively respond to changing consumer preferences and social expectations. Continued negative perceptions or failure to satisfy consumer preferences could materially and adversely affect our reputation, brands, product sales, financial condition, results of operations, cash flows and stock price.

- Commodity and other input prices are volatile and may increase or decrease significantly or availability of commodities may become constrained. We purchase and use large quantities of commodities, including cocoa, wheat, palm oil, soy, dairy, other vegetable oils, sugar and other sweeteners, flavoring agents, and nuts. In addition, we purchase and use significant quantities of product packaging materials, natural gas, fuel and electricity for our factories and warehouses, and we also incur expenses in connection with labor and the transportation and delivery of our products. Costs of raw materials, energy and other supplies and services are volatile and fluctuate due to conditions that are difficult to predict.

RISKS RELATED TO OUR BUSINESS OPERATIONS

- Market disruptions, supply-chain disruptions, geopolitical conflicts, including acts of war, macroeconomic events, and inflation, could create market volatility that negatively impact our business.

- We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- Our future success depends on our ability to retain key employees, consultants, and advisors and to attract, retain and motivate qualified personnel. We are highly dependent on the services of our two founders, Scott Samet and Douglas Chu and also upon Chris Rich, who serves as our Plant Manager and several other employees.

- Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory requirements and other risks and uncertainties.

- Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could potentially expose us to liability or otherwise adversely affecting our business.

- Disruptions, failures, or security breaches of our information technology infrastructure could have a negative impact on our operations. We could regularly be a target of attempted cyber and other security threats.

- The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our products, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

- Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

RISKS RELATED TO OUR TRADE SECRETS AND IP

- Our biggest trade secrets are the recipes and processes for proprietary products (Cookie Dough, Cotton Candy and others) and if these trade secrets are disclosed publicly whether as the result of an inadvertent mistake or by theft, it would cause a material adverse effect on our business.

- If we are unable to sufficiently protect our trade secrets then our competitors could develop and commercialize products like or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

- We may rely on trade secrets and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

- We may be subject to claims challenging the inventorship or ownership of trademarks.

- Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

- Obtaining and maintaining trademark protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, and our trademark protection could be reduced or eliminated for non- compliance with these requirements.

- In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

- Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

- If we are sued for infringing the intellectual property rights of third parties, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our newer products.

- We may become involved in lawsuits to defend or enforce our trade secrets or other intellectual property, which could be expensive, time consuming and unsuccessful.

- Because of the expense and uncertainty of litigation, we may not be able to enforce our intellectual property rights against third parties.

- We may not be able to protect our intellectual property rights throughout the world.

- Changes in trademark and trade secret law in the United States and other jurisdictions could diminish the value of products in general, thereby impairing our ability to protect our new line products.

RISKS RELATED TO OTHER REGULATORY MATTERS

- We will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

- Obtaining and maintaining regulatory approval of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our products in other jurisdictions.

- Failure to comply with existing or future health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal fines or penalties), private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws and regulations could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

- If we fail to comply with environmental, health and safety laws and regulations, including OSHA or other regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

- Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any newer products that we may develop.

- We may decide or be required to recall products or be subjected to product liability claims. We could decide, or laws or regulations could require us, to recall products due to suspected or confirmed deliberate or unintentional product contamination, including contamination of ingredients we use in our products that third parties supply, spoilage or other adulteration, product mislabeling or product tampering. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Any of these events could materially and adversely affect our reputation, brands, product sales, financial condition, results of operations, cash flows and stock price. We may also suffer losses when our products or operations or those of our suppliers violate applicable laws or regulations, or when our or our suppliers' products cause injury, illness, or death.

- Our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability claims or other legal judgment against us, a related regulatory enforcement action, a widespread product recall or attempts to manipulate us based on threats related to the safety of our products could materially and adversely affect our reputation and profitability. Moreover, even if a product liability, consumer fraud or other claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our reputation, brands, product sales, product inventory, financial condition, results of operations, cash flows and stock price, and we could incur significant expense responding to such a claim.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our class A common stock and the restrictions applicable to the transfer of such stock.

- Investors may have difficulty in reselling their shares due to state Blue Sky laws.

- This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

- Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

- We may, in the future, issue additional shares of class A or class B common stock. We have adopted an equity incentive plan and granted options or stock awards to our officers, directors, consultants, or others in consideration for services. Any stock issuances or equity award grants would reduce investors' percentage of ownership and may dilute our share value.

- Investors in this offering will experience immediate and substantial dilution.

- We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

- We have never paid cash dividends on our class A common stock, and although we intend to pay a $0.05 dividend on our class A common stock on or about the first anniversary of the initial closing of this offering, we may not pay dividends thereafter.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Scott Samet	25,000,000 Shares of Class B Common Stock	50.00%*
Douglas Chu	25,000,000 Shares of Class B Common Stock	50.00%*

* Based on 50,000,000 shares of class B common stock issued and outstanding

Capitalization

Our authorized capital stock consists of 175,000,000 shares of common stock, $0.0001 par value per share, of which, 100,000,000 shares shall be designated Class A Common Stock, $0.0001 par value per share, and 75,000,000 shares shall be designated as Class B Common Stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, a total of 3,194,641 shares of class A common stock are issued and outstanding, a total of 50,000,000 shares of class B common stock are issued and outstanding and no shares of Preferred Stock are issued and outstanding.

The shares of our common stock issued in the last Reg CF offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

INDEBTEDNESS OF THE COMPANY

Lender/ Date of Loan	Original Principal Amount	Interest	Maturity	Description
Citizens Business Bank **Date of Loan is June 22, 2022**	$2,500,000	4.250%	June 23, 2027	The loan is secured by all of the company's assets.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of 500 shares of common stock (pre-split) to our initial stockholders under Section 4(a)(2) of the Securities Act.

During fiscal year 2022, the Company raised $2,656,317.00 (before offering expenses) from investors through the sale of its Common Stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated November 3, 2022, and this Form C-AR. And during the period from January 1, 2023, through the date of this annual report, we sold an additional $329,329 (before offering expenses) of our common stock under the same offering. As of the date of this annual report, the Company raised a total of $2,985,646 (before offering expenses) from this Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

Revenues – Taste of Nature, Inc., or TON generates revenues primarily from the sales of confections and snacks. For the fiscal years ending December 31, 2022, and 2021 we generated revenues of $31,790,371 and $28,378,261 respectively.

Cost of Revenues – Cost of revenues includes the cost of raw materials, packaging, and production costs among other things. For the fiscal years ending December 31, 2022, and 2021 our cost of revenues was $19,984,739 and $19,515,182 respectively.

Payroll Expenses and Taxes – Payroll expenses and taxes consist of salaries, wages, performance incentives, employer payroll taxes, and benefits for plant and corporate personnel. We continually review such costs for efficiency opportunities. These expenses and taxes totaled $2,765,954 and $1,023,573 for the periods ending December 31, 2022, and 2021, respectively.

Selling, General and Administrative Expenses – Selling, general and administrative expenses (SG&A) include corporate and plant-related operating expenses, including advertising, marketing, and promotional costs, occupancy (rent, common area maintenance, and real estate taxes), utilities, supplies and outside service expenses, and repairs and maintenance. Also included are the costs associated with the various departments of our corporate headquarters that support the development and operation of our facility, including insurance and travel expenses. SG&A expenses for the fiscal years ending December 31, 2022, and 2021, respectively, were $4,980,422 and $6,691,707, respectively.

Legal and Accounting – Legal and accounting expenses include legal expenses, accounting fees for our reviews and audits, and other professional fees at the corporate level. Legal and accounting expenses for the fiscal years ending December 31, 2022, and 2021 were $216,993 and $170,132 respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. Depreciation expenses for the fiscal years ending December 31, 2022, and 2021 were $615,644 and $592,914, respectively.

Interest Expense - Interest expense includes the cost of our debt obligations including the amortization of loan fees, net of any interest income earned, or interest expense capitalized. Interest expenses for the periods ending December 31, 2022, and 2021 were $230,413 and $147,758 respectively.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income. Income tax expenses totaled $6,719 for the period ending December 31, 2022, and $2,636 for the period ending December 31, 2021.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Liquidity and Capital Resources

We had cash flow from financing activities of $2,270,298 in fiscal year 2022 as compared to $3,531,983 in fiscal year 2021. In fiscal year 2022, we received $2,656,317 (before offering expenses) from investors through the sale of our Common Stock on the Equifund portal in our Regulation CF offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps that we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We offered up to 3,000,000 shares of our class A common stock through the sale of our class A common stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated November 3, 2022. We are authorized to issue 225,000,000, consisting of (i) 175,000,000 shares of Common Stock, $0.0001 par value per share, of which, 100,000,000 shares shall be designated Class A Common Stock, $0.0001 par value per share, and 75,000,000 shares shall be designated as Class B Common Stock, $0.0001 par value per share. As of the date of this annual report, a total of 2,934,646 shares of class A common stock are issued and outstanding and a total of 50,000,000 shares of class B common stock are issued and outstanding.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our class B common stock are entitled to ten (10) votes per share of class B common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. We do not have any voting agreements in place. We do not have any shareholder agreements in place.

Dividends. Subject to compliance with the applicable provisions of California law, the Company has agreed in the subscription agreement to pay investors in this offering a dividend per share of class A common stock acquired in the offering equal to $0.05 on or about the first anniversary of the final closing of the Offering. Holders of class B common stock of the Company have agreed to waive their right to participate in this particular dividend but will have the right to participate in dividends in the future. We are not obligated and have not agreed to pay any dividends other than the dividend referred to above.

Anti-Dilution Rights. The securities do not have anti-dilution rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

Preferred Stock

We are authorized to issue 50,000,000 shares of blank check preferred stock, $0.0001 par value per share. As of the date of this annual report, no shares of our preferred stock are issued and outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Scott Samet
_____
(Signature)

Scott Samet
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Samet
_____
(Signature)

Scott Samet
(Name)

Director
(Title)

October 11, 2023
_____
(Date)

/s/ Douglas Chu
_____
(Signature)

Douglas Chu
(Name)

Director
(Title)

October 11, 2023
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements



Taste of Nature Inc.

Index to Financial Statements



Wiley Financial Services Inc.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Taste of Nature Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Taste of Nature Inc. (the "company"), which comprise the Balance Sheet as of December 31, 2022, and the related Statements of Operations, and Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taste of Nature, Inc. as of December 31, 2022, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wiley Financial Services

L Wiley

Oceanside CA
October 4, 2023

**TASTE OF
NATURE INC.
BALANCE SHEETS
As of DECEMBER 31, 2021 & 2022**

		2021	2022
ASSETS			
CURRENT ASSETS			
Cash and Cash Equivalents	$	237,371	1,056,290
Accounts Receivable		2,591,693	1,834,769
Inventory		2,787,791	3,738,475
Tax Receivable		813,561	
Other Current Assets		83,062	543,823
FIXED ASSETS		1,697,648	754,458
TOTAL ASSETS	$	**8,211,126**	**7,927,815**
CURRENT LIABILITIES			
Accounts Payable		2,627,729	1,335,045
Credit Cards		99,102	145,072
Shareholders Loans		490,367	468,479
Other Current Liabilities		652,793	639,939
LONG TERM DEBT		3,531,983	2,270,298
TOTAL LIABILITIES	$	**7,401,973**	**4,858,833**
EQUITY			
Capital Stock		(77,000)	2,340,165
Retained Earnings		866,153	728,817
TOTAL CURRENT LIABILITIES & EQUITY	$	**8,211,126**	**7,927,815**

TASTEOF NATURE INC.
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2021 AND 2022

OPERATING INCOME		2021	2022
REVENUE	$	28,378,261	31,790,371
COST OF GOODS SOLD		(19,515,182)	(19,984,739)
GROSS REVENUE		**8,863,080**	**11,805,631**
OPERATING EXPENSES	$		
Bank Charges/Doubtful Accounts		989,678	44,838
Payroll		1,138,042	2,765,954
Rent		842,381	997,962
Factory Expense		1,399,609	1,033,935
Software & Internet		208,479	13,955
Consulting		484,866	598,278
License & Permits		417,986	364,033
Office Expense		508,140	23,437
Insurance		285,316	252,566
Professional Fees		170,132	204,846
Travel & Entertainment		14,256	44,259
Advertising		586,683	937,758
Administrative		870,998	464,555
OPERATING INCOME	$	**7,916,566**	**7,746,376**
OTHER INCOME BEFORE EBITA		**946,514**	**4,059,255**
INCOME (+)	$	2,265,685	62,400
TAXES		2,636	12,172
DEPRECIATION		592,914	615,644
INTEREST		147,758	230,413
AMORTIZATION			56,232
NET INCOME	$	**2,468,891**	**3,207,194**

TASTE OF NATURE INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2021 AND 2022

		2021		2022
Balance, Beginning of Year		(77,000)		2,340,165
Net Loss / Profit		2,468,891		3,207,194
Stockholders' Contribution		490,367		468,479
Balance, End of Year	$	2,882,258	$	6,015,838

See accompanying notes to financial statements

F-6

Net Cash Flows from Financing Activities		2021		2022	
Cash and Cash Equivalents at Beginning of Period		237,371		1,365,335	
Net Decrease/ Increase Cash		1,127,964		1,807,086	
Cash at End of Period	$	1,365,335	$	3,172,421	

F-7

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2022

With Summarized Financial Information for the Year Ended 2022

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Taste of Nature Inc. (the "Company") is a company organized under the laws of the State of California on June 22, 1992. The Company is a California based entity. The Company is recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®) and snacks.   The Company is a leader in pre-packaged Cotton Candy with its Swirlz® Cotton Candy Brand as well as Hawaiian Punch®, Dr Pepper®, STARBURST® and SKITTLES® Cotton Candies.   The Company is an innovator of chocolate-covered gummi bears (Muddy Bears®) and manufactures edible cookie dough known as Doughlish®. Moreover, the Company bakes and sells Mrs. Fields® Shelf-Stable Cookies and markets other candies such as Shari® Candies, Sqwigglies® and "giant gummies" such as Ginormous® Gummi Bears and Snake Bitez™ Gummi Snakes. The Company primarily sells its products to a wide variety of retailers including grocery stores, drug chains, convenience stores, mass market retailers, specialty market retailers, online sellers, vending, movie theatres and concession stands.



B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

C – Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2022, cash consists primarily of checking, saving deposits and PayPal balances. The cash balances as of December 31, 2021, and 2022 are $237,371 and $1,056,290

E – Concentration of Credit Risk

The Company maintains its cash accounts at commercial banks, Citizens Commercial Bank and Bank of Boston. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. At December 31, 2021 and 2020, the amount in excess of insured limits was approximately $237,371 and $1,056,290. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

F – Other Current Assets

The other current assets as of December 31, 2021 and 2022 are composed of the following:

		2021		2022
Other		83,062		47,473
Prepaid Expenses		64,890		51,710
Total Other Current Assets	$	**147,952**	$	**99,183**

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2022
With Summarized Financial Information for the Year Ended 2022

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight-line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5000

		2021		2022
Fixed Assets		1,697,648		754,458
Accumulated Depreciation		(592,914)		(615,644)
Capitalized Equipment	$	**1,104,734**	$	**138,814**

H – Income Taxes

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2021 and 2022 will remain subject to review by the US Internal Revenue Service until 2024 and 2025, respectively.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2022
With Summarized Financial Information for the Year Ended 2022

<u>J – Revenue Recognition</u>

The Company's primary source of revenue is from the sales of its confection products. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are shipped. Products are not shipped until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is shipped from the Company's warehouses. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

<u>K – Subsequent Events</u>

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through December 31, 2022, the date that the financial statements were available to be issued. There were no subsequent events other than COVID.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.



<u>L – Loss Contingencies</u>

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements. Note stockholders' loans are not included below.

F-10

Note 3 – Current Liabilities

The current liabilities as of December 31, 2021 and 2022 are composed of the following:

		2021		2022
Accounts Payable		2,627,729		1,335,045
Credit Cards Payable		99,102		145,072
Other current liabilities		652,793		639,939
Total Current Liabilities	$	**3,379,624**	$	**2,120,056**



Taste of Nature Inc.

Index to Financial Statements

F-2

Wiley Financial Services Inc.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Taste of Nature Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Taste of Nature Inc. (the "company"), which comprise the Balance Sheets as of December 31, 2021 and 2020, and the related Statements of Operations, and Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant



estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taste of Nature Inc. as of December 31, 2021 and 2020, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wiley Financial Services

Oceanside CA
November 2, 2022

**TASTE OF
NATURE INC.
BALANCE SHEETS
As of DECEMBER 31, 2021 AND 2020**

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents	$	237,371		399,586
Accounts Receivable		2,591,693		1,776,393
Inventory		2,787,791		3,367,535
Taxes Receivable		813,561		179,505
Other current assets		83,062		79,706
Fixed Assets		1,697,648		1,580,682
		8,211,126		**7,383,407**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank Loans	$			
Accounts Payable		2,627,729		2,038,715
Credit Cards		99,102		90,295
Shareholder Loans		490,367		490,367
Other current liabilities		652,793		648,291
LONG TERM DEBT		3,531,983		5,833,822
TOTAL LIABILITIES		**7,401,973**		**9,101,490**
EQUITY				
Capital Stock		(77,000)		(77,000)
Retained Earnings		866,153		(1,641,084)
TOTAL CURRENT LIABILITIES & EQUITY		8,211,126		7,383,407

See accompanying notes to financial statements F-4

TASTE OF NATURE INC.
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

OPERATING INCOME		**2021**	**2020**
REVENUE	$	28,378,261	17,106,626
COST OF GOODS SOLD		(19,515,182)	(12,890,406)
GROSS REVENUE		8,863,080	4,216,220
OPERATING EXPENSES	$		
Depreciation		592,914	499,870
Payroll		1,023,572	1,089,964
Rent		842,381	889,873
Shipping		1,736,813	1,222,023
Commissions		484,866	303,288
Sales & Marketing		586,683	290,483
License & Permits		417,986	338,683
Office Expense		508,140	498,828
Insurance		285,316	324,862
Professional Fees		170,132	57,418
Doubtful Accounts		989,678	651,400
Interest		147,758	142,610
Administrative		870,998	880,079
OPERATING INCOME	$	205,842	(2,973,162)
OTHER INCOME BEFORE TAXES		2,471,527	(2,946,488)
TAXES	$	2,636	2,101
NET INCOME	$	2,468,891	(2,948,589)



TASTE OF NATURE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' Equity
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020	
Balance, Beginning of Year	$	(77,000)		(77,000)	
					)
Net Loss / Profit		2,468,891		(2,946,488)	
					)
Stockholders' Contribution		490,367		490,367	
Balance, End of Year	$	2,882,258	$	(2,533,121	)

See accompanying notes to financial statements

TASTEOF NATURE INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020
Cash Flows From Operating Activities				
Net Loss / Profit	$	2,468,891		(2,948,589)
Depreciation and Amortization	$	592,914		544,982
Accounts Payable, Net		(2,627,729)		(2,038,715)
Deferred Revenue, Net		339,144		0.00
Prepaid Expenses, Net		64,890		62,250
Accounts Receivable, Net		2,591,693		1,776,393
Net Cash Provided by Operating Activities		3,429,803		(2,603,679)
Cash Flows From Investing Activities				
Security Deposit				
Purchase of Property and Equipments				
Net Cash Flows From Investing Activities				
Cash Flows From Financing Activities				
Change in Loan Payable		(2,301,839)		0.00
Change in Loan Payable (PPP)		0.00		634,000
Change in Contributed Capital		0.00		0.00



Net Cash Flows From Financing Activities				
Cash and Cash Equivalents at Beginning of Period				
Net Decrease In Cash				
Cash at End of Period		1,127,964		(1,969,679)

TASTE OF NATURE INC.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2021

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Taste of Nature Inc. (the "Company") is a company organized under the laws of the State of California on June 22, 1992.. The Company is a California based entity. The Company is engaged in the manufacturing and marketing of confections. The Company has a wide variety of propriety and licensed brands including Cookie Dough Bites®, Care Bears® Gummi Bears, Mrs. Fields, Sqwigglies®, Muddy Bears®, Cotton Candy Swirlz™, Cupcake Bites™, Cookies N Cream Bites®, Ginormous® Gummi Bears, Snake Bitez™ Gummi Snakes, Shari® Candies, and more. The Company primarily sells its products in movie theatres, dollar stores, grocery chains, drug chains, convenience chains, mass-market accounts, and concession stands.

B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

C – Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2020, cash consists primarily of checking, saving deposits and PayPal balances. The cash balances as of December 31, 2021, and 2020 are $237,371 and $399,586



E – Concentration of Credit Risk

The Company maintains its cash accounts at commercial banks, Citizens Commercial Bank, and Bank of Boston. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. At December 31, 2021 and 2020, the amount in excess of insured limits was approximately $0 and $237,371. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

F – Other Current Assets

The other current assets as of December 31, 2020 and 2021 are composed of the following:

	2021	2020
Other	83,062	79,706
Prepaid Expenses	64,890	62,250
Total Other Current Assets	$ 147,952	$ 141,956

F-8

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2021

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5000.

	2021	2020
Fixed Assets	$ 1,697,648	$ 1,580,682
Accumulated Depreciation	(592,914)	(544,982)
Capitalized Equipment	$ 1,104,734	$ 1,035,700

H – Income Taxes

The Company is subject to tax filing requirements as an S-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2020 and 2021 will remain subject to review by the US Internal Revenue Service until 2024 and 2025, respectively.

The Company is subject to tax filing requirements in the state of California. The Company's 2020 and 2021 tax filing will be subject to review by the California Franchise Tax Board until 2024 and 2025, respectively.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

Taste of Nature.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2020

J – Revenue Recognition

The Company's primary source of revenue is from the sales of its confection products. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are shipped. Products are not shipped until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is shipped from the Company's warehouses. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

K – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through June 09, 2022, the date that the financial statements were available to be issued. There were no subsequent events other than COVID.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.



L – Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements. Note stockholders loans are not included below.

Note 3 – Current Liabilities

The current liabilities as of December 31, 2020 and 2021 are composed of the following:

	2021	2020
Accounts Payable	$ 2,627,729	$ 2,038,715
Credit Cards Payable	99,102	90,295
Other current liabilities	652,793	648,291
Total Current Liabilities	$ 3,379,624	$ 2,777,301

F-11

Note 4 – Loan and Note Payable

In 2018, the Company obtained a line of credit of $2,500,000 with Boston Private, with interest at 3.75% per annum, secured by inventory, accounts receivable, and property and equipment of the Company, and was personally guaranteed up to $1,500,000 each by the President and Vice-President of the Company. At December 31, 2020, the balance outstanding was $1,758,620. During the year ended December 31, 2021, the Company repaid the total of $758,620, and there was no outstanding balance on the line of credit at December 31, 2021. (b) Term loans, secured – Boston Private In 2018, the Company entered into a term loan agreement with Boston Private for $1,000,000, interest at 5.32% per annum, due July 27, 2025, and secured by Company's inventory, property and equipment, and any unencumbered assets of the Company. The term loan is being repaid in monthly installments of $14,323 including principal and interest. The balance outstanding on the term loan was $641,646 and $774,991 at December 31, 2021 and 2020, respectively. In 2020, the Company entered into a second term loan agreement with Boston Private for $800,000, interest at 3.50% per annum, due April 1, 2027, and secured by Company's inventory, property and equipment, and any unencumbered assets of the Company. The balance outstanding on the second term loan was $652,793 and $648,291.

Note 5 – Paycheck Protection Program (PPP Loan)

PPP Loans (a) $ 634,400 December 31, 2020 EIDL Loan (b) 149,900. total 149,900 plus $784,300. Less: current portion (8,900) (496,753) 12 Long-term portion $ 141,000 $ 287,547 (a) PPP Loans. During the year ended December 31, 2020, the Company entered into a loan agreement with the United States Small Business Administration (SBA) under which the Company borrowed $634,400 pursuant to the Paycheck Protection Program (the "PPP") under the CARES Act. During the year ended December 31, 2021, the Company entered into a second loan agreement with the SBA and borrowed an additional $995,682 pursuant to the PPP. The loans are unsecured, accrue interest at 1.0% per annum, and were due April 20, 2022. The terms of the PPP loans provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events. In November 2021, the Company was notified that its loan forgiveness application was approved in full and the Company recorded the loan forgiveness as a gain on extinguishment of $1,630,082.